

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2023

Blake Baron
Partner
Mitchell Silberberg & Knupp LLP
2049 Century Park East, 18th Floor
Los Angeles, CA 90064

> **Re: FOXO TECHNOLOGIES INC.**
> **Schedule TO-I (Warrants)**
> **Filed April 27, 2023**
> **File No. 005-91932**

Dear Blake Baron:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule TO-I (Warrants)

Offer to Exchange -- The Offer -- The Offer, page 4

1. We note that the security holders must consent to the General Release Agreement (filed as an exhibit to the Schedule TO), which includes very broad waivers. The General Release Agreement does not appear to comply with section 29(a) and (b) of the Securities Exchange Act of 1934. Thus, please revise the agreement to ensure compliance with the Securities Exchange Act and include disclosure in your Offer to Exchange that any agreements already delivered to you will be deemed to have been so modified.

Offer to Exchange -- The Offer -- Financial Information Regarding the Company, page 19

2. It appears, based on the response to Item 10 of the Schedule TO, that Foxo financial information disclosure has been incorporated by reference to satisfy that item requirement. Revise to include the complete summarized financial information required by Item 1010(c) of Regulation M-A.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Daniel Duchovny at 202-551-3619.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions